Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-180503

June 11, 2012

UnionBanCal Corporation

Term Sheet

3.500% Senior Notes due 2022

Issuer:	UnionBanCal Corporation

Security:	3.500% Senior Notes due 2022

Ratings:*	A3/A/A (Moody’s/S&P/Fitch)

Principal Amount:	$400,000,000

Format:	SEC Registered

Maturity:	June 18, 2022

Benchmark Treasury:	1.750% US Treasury due May 15, 2022

Spread to Benchmark Treasury:	200 basis points

Benchmark Treasury Spot and Yield:	101-13; 1.596%

Price to Public:	99.200% of principal amount

Yield to Maturity:	3.596%

Proceeds (Before Expenses) to Issuer:	$395,000,000

Interest Payment Dates:	June 18 and December 18 of each year, commencing December 18, 2012

Optional Redemption:	Make whole call as set forth in the preliminary prospectus supplement (Treasury Rate plus 30 basis points).

Trade Date:	June 11, 2012

Settlement Date:	June 18, 2012, which will be the fifth business day following the trade date. Accordingly, purchasers who wish to trade the notes on the date hereof or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisers.

Denominations	$2,000 × $1,000

CUSIP/ISIN:	908906AC4 / US908906AC47

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith

                      Incorporated

Mitsubishi UFJ Securities (USA), Inc.

Morgan Stanley & Co. LLC

Co-Manager:	Barclays Capital Inc.

Concurrent Offering by Union Bank, N.A.:	Union Bank, N.A. (“Union Bank”) has an $8.0 billion unsecured bank note program, which currently has $5.15 billion available for issuance by Union Bank. Contemporaneous with this offering, Union Bank is proposing to issue $500,000,000 2.125% fixed rate senior bank notes due June 16, 2017 under this program. The issuance of the notes by us in this offering is not contingent on the proposed issuance by Union Bank of its senior bank notes.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, Mitsubishi UFJ Securities (USA), Inc. toll-free at 1-877-649-6848, or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

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